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                              ISI FAMILY OF FUNDS
                              Two Portland Square
                               Portland, ME 04101

June 22, 2007

VIA EDGAR

Securities and Exchange Commission
Filers Support
Judiciary Plaza
100 F Street, N.E.
Washington, DC 20549

Re: ISI Family of Funds (the "Funds")
       ISI Strategy Fund                    File No. 811-08291
       North American Government Bond Fund  File No. 811-07292
       Managed Municipal Fund               File No. 811-06023
       Total Return US Treasury Fund        File No. 811-05040

Ladies and Gentlemen:

On behalf of the Funds, I enclose the following documents for filing pursuant to Rule 17g-1 (the "Rule") of the Investment Company Act of 1940, as amended (the "1940 Act"):

1. A copy of Investment Company Blanket Bond No. 554-45-01-02, a joint fidelity bond, in the amount of $2,050,000 (the "Bond"); as received on June 11, 2007 (Exhibit 99.1); and

2. An officer's certificate certifying the resolutions adopted at a meeting of the Board of Directors held on September 27, 2006, at which a majority of the Directors who are not "interested persons" of the Funds as defined by
   Section 2(a)(19) of the 1940 Act have approved the amount, type, form and coverage of the Bond (Exhibit 99.2); and

3. A copy of the Joint Insured Bond Agreement, entered into on November 1, 2006 pursuant to paragraph (f) of the Rule (Exhibit 99.3).

If each of the Funds had not been named a co-insured under this Bond, ISI Strategy Fund, North American Government Bond Fund, Managed Municipal Fund, and Total Return US Treasury Fund would have maintained a single-insured bond in the amount of $400,000, $600,000, $450,000 and $600,000, respectively, as required under paragraph (d) of the Rule.

The premium of $4,295 was paid for the period commencing November 1, 2006 and ending November 1, 2007.

Please acknowledge receipt of this filing by date-stamping this letter and faxing it to me at (207) 822-6677.

Sincerely,

/s/ Scot E. Draeger
-------------------------
Scot E. Draeger
Assistant Secretary

cc: Fund counsel